April 26, 2013

BY EDGAR AND FEDEX

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             JTH Holding, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2012
Filed July 9, 2012

Form 10-Q for the Quarterly Period Ended January 31, 2013
File No. 1-35588

Dear Mr. Spirgel:

On behalf of JTH Holding, Inc. (the “Company”), I set forth below the response of the Company to your comment letter dated March 29, 2013.  For ease of reference, the responses of the Company are numbered in accordance with the comment letter, and the comments themselves are reproduced below.

Form 10-K for the Fiscal Year Ended April 30, 2012

Note 1. Organization and Significant Accounting Policies, Page F-9

1.                                      Please revise to disclose the nature of all significant commitments and obligations resulting from franchise agreements, including a description of the services that the company has agreed to provide to its franchisees for agreements that have not yet been substantially performed. Please refer to ASC 952-440-50.

Under our franchise agreements, we are obligated to provide our franchisees with training, an operations manual, site selection guidance, tax preparation software,

1716 Corporate Landing Parkway • Virginia Beach, VA  23454

(800) 790-3863 • (757) 493-8855 • (800) 880-6432 • email: office@libtax.com operational assistance, tax and technical support, the ability to perform electronic filing and marketing and advertising.

In future filings, commencing with the Company’s annual Report on Form 10-K for the fiscal year ended April 30, 2013,  we will replace the first sentence of the first paragraph of item (k) of Note 1 to the Company’s financial statements with the following:

The Company typically grants franchise rights to franchisees for a term of 5 years and to area developers for a term of 10 years. In exchange for franchise fees and royalties and advertising fees, the Company is obligated by its franchise agreements to provide training, an operations manual, site selection guidance, tax preparation software, operational assistance, tax and technical support, the ability to perform electronic filing and marketing and advertising. Franchise fee revenue, net of a provision for franchise fee refunds, for the sales of individual territories is recognized when the obligations of the Company to prepare the franchisee for operations have been substantially completed, which occurs when the franchisee completes training.

Form 10-Q for the Nine Months Ended January 31, 2013

Note 2. Notes and Accounts Receivable, page 9

2.                                      We refer to the roll-forward schedule of notes receivable. Please revise to describe the nature of the activity presented as “refinancing of accounts receivable” and how revenue recognition is affected.

The activity presented as “refinancing of accounts receivable” consists of transactions where a franchisee elects to give us a promissory note for past due royalties and advertising fees that have been recorded as accounts receivable in its financial statements. A franchisee makes this election in order to reduce finance charges on past due amounts, which accrue at 18% per year.  The promissory notes accrue interest at 12% and are due in full during the following tax season. Revenue recognition of royalties and advertising fees is not affected by this election.

In future filings, commencing with the Company’s Form 10-K for the fiscal year ended April 30, 2013, we will revise our disclosure to include the following language to describe “Refinancing of accounts receivable”:

The refinancing of accounts receivable  results from a franchisee electing to deliver to the Company a promissory note for past due royalties and advertising fees that have been recorded as accounts receivable in the financial statements.

3.                                      Revise to describe the underlying reason for the cancellation of $18.8 million of notes receivable in fiscal 2012 and the related accounting implications.

The activity labeled “notes canceled” in the Company’s footnote to its financial statements titled “Notes and Accounts Receivable” includes the following types of transactions.

•                                          A franchisee sells a territory to another franchisee and the seller franchisee’s note is assumed by the buyer. When the buyer assumes the seller’s note, the Company cancels the note and records a note receivable from the buyer. The assumption of the note by the buyer is included in the line item “Franchisee to franchisee note assumptions” and the cancellation of the seller’s note is included in the line item “Notes canceled”.

•                                          The Company may acquire the assets of a franchisee and operate the acquired assets as a company-owned office. When the Company operates the acquired assets as a company-owned office, the Company cancels the note receivable due from the franchisee and records a customer list asset for the lesser of (a) the consideration given (cash, if any, plus the recorded value of notes and accounts receivable cancelled) or (b) the fair value of the customer list. If the recorded value of the notes and accounts receivable cancelled is the only consideration given, and exceeds the fair value of the customer list, the excess is written off to the allowance for doubtful accounts, taking into consideration the allowance for uncollected interest, amounts due area developers, and related deferred revenue, if any.

•                                          The Company may acquire the assets of a franchisee without an intention to operate the acquired assets as a company-owned office. When the Company does not intend to operate the acquired assets as a company-owned office, the Company cancels the note and accounts receivable due from the franchisee and the recorded value of the notes and accounts receivable is written off to the allowance for doubtful accounts, taking into consideration the allowance for uncollected interest, amounts due area developers, and related deferred revenue, if any.

•                                          The Company may acquire the franchise rights of an area developer. When these rights are acquired the Company cancels the note and accounts receivable due from the area developer and records an area franchise right asset for the lesser of (a) the consideration given (cash, if any, plus the recorded value of notes and accounts receivable cancelled) or (b) the fair value of the area franchise right. If the recorded value of the notes and accounts receivable cancelled is the only consideration given, and exceeds the fair value of the franchise right, the excess is written off to the allowance for doubtful accounts, taking into consideration the allowance for uncollected interest and related deferred revenue, if any.

In future filings, commencing with the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2013, we will revise our disclosure to include the following to describe notes canceled:

Notes canceled is comprised of the cancellation of existing notes of selling franchisees in franchisee to franchisee sales that include the assumption of debt by the acquiring franchisee, and any notes receivable from a franchisee or area developer related to specific territories or clusters of territories that the Company reacquires. In the latter transactions, the cancellation of notes is part of the consideration paid by the Company, and any excess consideration paid over the fair value of assets acquired is written off to the allowance for doubtful accounts.

As requested, this will confirm our acknowledgement that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, including those that are the subject of this letter;

•                                          Staff comments or changes to disclosure by the Company in response to Commission Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•                                          The Company may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (757) 301-8144 with any questions.

Very truly yours,

/s/James J. Wheaton
James J. Wheaton
General Counsel, Vice President, Legal and Governmental Affairs

cc:                                Mr. Mark F. Baumgartner

David W. Ghegan, Esquire

Ms. Terry French

Ms. Christy Adams